Speak Technologies, Inc.

Financial Statements

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

SPEAK TECHNOLOGIES, INC.

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statements:	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Speak Technologies, Inc.
West Linn, Oregon

We have reviewed the accompanying financial statements of Speak Technologies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and accumulated deficit, and cash flows for the year ended December 31, 2019 and for the period from July 19, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

April 24, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SPEAK TECHNOLOGIES, INC.

Balance Sheets
December 31, 2019 and 2018

Assets		2019		2018
Current assets:				
Cash	$	70,064	$	27,650
Total assets	$	70,064	$	27,650

Liabilities and Stockholders' Equity

Stockholders' equity:				
Common stock no par value; 15,000,000 shares authorized; 8,750,000 shares issued and outstanding as of December 31, 2019 and 7,750,000 shares issued and outstanding as of December 31, 2018	$	152,970	$	51,970
Accumulated deficit		(82,906)		(24,320)
Total stockholders' equity		70,064		27,650
Total liabilities and stockholders' equity	$	70,064	$	27,650

See report of independent accountants and accompanying notes to financial statements.

SPEAK TECHNOLOGIES, INC.

Statements of Operations
Year Ended December 31, 2019 and for the period from
July 19, 2018 (inception) to December 31, 2018

	2019	2018
Revenue	$ -	$ -
Operating expenses	58,586	24,320
Net loss	$ (58,586)	$ (24,320)

See report of independent accountants and accompanying notes to financial statements.

SPEAK TECHNOLOGIES, INC.

Statements of Changes in Stockholders' Equity
Year Ended December 31, 2019 and for the period from
July 19, 2018 (inception) to December 31, 2018

	Common Stock	Accumulated Deficit	Total
Stockholders' equity balance, July 19, 2018 (inception)	$ -	$ -	$ -
Issuance of stock	51,970	-	51,970
Net loss	-	(24,320)	(24,320)
Stockholders' equity balance, December 31, 2018	51,970	(24,320)	27,650
Issuance of stock	101,000	-	101,000
Net loss	-	(58,586)	(58,586)
Stockholders' equity balance, December 31, 2019	$ 152,970	$ (82,906)	$ 70,064

See report of independent accountants and accompanying notes to financial statements.

SPEAK TECHNOLOGIES, INC.

Statements of Cash Flows
Year Ended December 31, 2019 and for the period from
July 19, 2018 (inception) to December 31, 2018

	2019	2018
Cash flows used in operating activities:		
Net loss	$ (58,586)	$ (24,320)
Cash flows provided by financing activities:		
Proceeds from issuance of common stock	101,000	51,970
Net change in cash	42,414	27,650
Cash, beginning of period	27,650	-
Cash, end of period	$ 70,064	$ 27,650

See report of independent accountants and accompanying notes to financial statements.

SPEAK TECHNOLOGIES, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Speak Technologies, Inc. (the "Company"), was incorporated on July 19, 2018 in the State of Oregon and is developing a virtual communication platform for businesses.

   Management's Plans: The Company's strategic plan for 2020 and beyond is focused on revenue growth and achieving profitability. These objectives will be attained by a focused and strategic sales and marketing plan for its product as well as continuing to develop and advance its platform through the addition of new features while protecting its core intellectual property from competitors. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals.

   Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

   Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

   Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $1,169 for 2019. There was no advertising expense for 2018.

   Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns

1. **Summary of Significant Accounting Policies, Continued:**

   Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

   Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

   Capitalization of Software Development Costs: Research and development costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

   Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is computed on the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

   During 2019 and 2018, the Company did not capitalize any product development costs as it determined technological feasibility had not been established. The Company expensed research and development costs of $46,425 during 2019 and $22,411 during 2018.

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements:

   Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2020, and will require entities to use a modified retrospective approach to the earliest period presented. In a recent meeting, the FASB indicated that it is strongly considering delaying the implementation of the new lease standard by one year. The FASB's proposal is currently undergoing a 15-day public comment period. If the proposal passes for private entities, ASC 842 will be effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through April 24, 2020, the date the financial statements were available for issuance, and has determined that except as disclosed below, no additional disclosures are necessary.

   In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's financial statements is unknown at this time.

2. **Stockholders' Equity:**

   Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 15,000,000 shares of common stock with no par value per share. During 2019, the Company issued 1,000,000 shares of common stock. During the period from July 19, 2018 (inception) to December 31, 2018, the Company issued 7,750,000 shares of common stock.

3. **Equity Incentive Plan:**

   During 2019, the Company created an equity incentive plan. The maximum number of shares available to be granted under this plan is 1,111,111 shares. As of December 31, 2019, there were no shares issued or outstanding under the equity incentive plan. Shares issued under the plan expire ten years after their grant date and vest based on the terms of the individual grant agreements.

4.   **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $15,500 at December 31, 2019, available to offset future taxable income in the U.S. which carry forward indefinitely until applied.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.